Mail Stop 3561

October 27, 2009

Susan S. Lanigan, Esq.
Executive Vice President, General Counsel
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

> **Re: Dollar General Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 13, 2009**
> **File No. 333-161464**

Dear Ms. Lanigan:

We have reviewed your letter dated October 13, 2009 in response to our comment letter dated October 8, 2009 and your amended registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The Offering, page 7

1. In the last bullet point on page eight you indicate that you are excluding 13,419,541 shares of common stock issuable upon the exercise of 13,419,541 outstanding stock options. Please provide us with a reconciliation of these numbers to the disclosures concerning stock options within the footnotes to your financial statements.

Capitalization, page 28

2. We note that the impact of the 1 to 1.75 reverse stock split effected on October 12, 2009 is reflected in the "Actual" July 31, 2009 shareholders' equity amounts. As such, it may be confusing to your readers to indicate that this is an adjusting item within the "As Adjusted" column as currently reflected in the second bullet point at

the top of this page. Please revise your description of the adjusting items within the "As Adjusted" column to either remove this item or to better explain how it differs from the "Actual" column.

3. Please revise the line item "Common stock" to disclose the par value and number of shares outstanding for both the Actual and As Adjusted columns, as we believe this is important information to your investors.

Dilution, page 30

4. We reviewed your response to comment three in our letter dated October 8, 2009. We note that you disclose dilution "without taking into account any other changes in net tangible book value after July 31, 2009." Please revise your disclosure to include, in addition to dilution from your July 31, 2009 book value, dilution from your July 31, 2009 book value on a pro forma basis, adjusted to reflect the payment of the special dividend, any payment in substitution for the dividend adjustment with respect to rollover options to reflect the effects of the special dividend on the rollover options, if material, and the payments to be made under the monitoring agreement of approximately $64 million. Please revise your presentation to also disclose the percentage dilution in each case.

5. We read in the second paragraph under this heading that your net tangible book value as of July 31, 2009 was $(8.21) per share. Since it appears you are excluding the liability associated with your redeemable common stock in determining your net tangible book value for the purposes of this calculation, please revise your disclosure to so indicate. If otherwise, please provide us with your calculation of this per share amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Given that it appears that your initial public offering price will significantly exceed the value of your previously issued equity instruments, we believe you should provide your investors with some insight into the reasons for this increase in stock valuation and the benefit that will accrue to current holders of your equity instruments from this increase in value. Specifically:

6. Please consider revising your disclosure to include the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

7. Also, we note you obtained valuation reports at dates different than the grant dates of your share-based compensation grants. Based on your response to comment 10 in our letter dated October 8, 2009, it appears your management used the fair values determined in the valuations performed as of May 2, 2008, January 30, 2009 and May 28, 2009 as a starting point in determining the fair value of your stock option grants made on August 28, 2008, December 19, 2008 and March 18, 2009 and in giving consideration to changes in your recent and projected financial performance, market conditions, comparable company valuations, economic conditions, material litigation and various other factors in determining the fair values of these instruments used in determining stock compensation expense in your financial statements. Please revise to disclose the following information related to issuances of equity instruments:

- Discuss the significant factors considered, assumptions made and methodologies used in determining the fair value of the options for options granted subsequent to August 1, 2008. In addition, please discuss consideration given to alternative factors, methodologies and assumptions.

- We note that Duff & Phelps used both a market-comparable approach and the income approach to estimate the value of your equity at each valuation date. Where the value determined under the market-comparable approach and the income approach differed, please better explain how you determined the fair value to use at each relevant grant date.

- Please include a discussion of the factors considered in selecting the comparable companies used in your valuations. Additionally, it appears from the valuation reports provided to us that the list of selected guideline companies and the highlighted most comparable companies used in your valuations changed throughout your valuation process, explain in reasonable detail why you changed the comparable companies being used, how you determined the change was appropriate when determining your value under the market-comparable approach and what impact these changes had on the value that was determined.

- Discuss each significant factor contributing to the difference between the IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement. In this regard, we note that during calendar year 2009 to date, the Dow Jones Index and the S&P 500 Index have increased between 10%-20%. Given the increase in your stock value during the same time from $5.50 at January 30, 2009 to a preliminary offering midpoint of $12.50 as indicated in your response to comment 10, which represents an increase of approximately 127% during the same period, we would expect you to provide a robust discussion of significant company specific events that occurred during 2009 to support this increase in value.

- With respect to the valuation report obtained as of the date of the May 28, 2009 stock option grant, to the extent you considered this report as a starting point in making your determination of the fair value of the options granted at that date, please provide the same information for this option grant as well.

Market and Industry Data, page 86

8. We reviewed your response to comment five in our letter dated October 8, 2009. Please remove the last sentence of your disclosure in this section.

Management, page 87

9. Please describe the business experience of Warren F. Bryant for the past five years without any gaps or ambiguities. In this regard, we note your disclosure that Mr. Bryant was the President and Chief Executive Officer of Longs Drug Stores Corporation from 2002 through 2008. Please disclose Mr. Bryant's current experience, other than as a director of OfficeMax Incorporated. If he has no other current experience, please state.

Financial Statements for the Fiscal Years Ended January 30, 2009 and February 1, 2008, page F-1

Note 10. Share-based payments, page F-43

10. Please disclose in your financial statements, either here or in your interim financial statements, the following information for equity instruments granted subsequent to August 1, 2008:

- for each grant date, the number of options or shares granted, the exercise price, the fair value of the underlying common stock and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);

- whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

- if the valuation specialist was a related party, a statement indicating that fact.

11. Please tell us your proposed IPO price or range of prices if that has changed since your October 12, 2009 letter. In addition, please tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

12. In addition, we note your analysis of whether your stock-based compensation expense would change by a material amount if expense had been computed using the mid-point of the estimated offering price. We note that you have computed the estimated amount of the increase using only the two most recent stock option grants. If you believe the amounts are not material, you should provide revised computations showing the additional expense that would be recorded using the offering price and including all share-based compensation issued during the one year period preceding the most recent financial statements included in the registration statement.

Financial Statements for the Fiscal Periods Ended July 31, 2009 and August 1, 2009, page F-61

General

13. In light of the fact that this is your IPO and such information is likely to be material to investors, please disclose on the face of your balance sheet or in a footnote the number of shares of your common stock outstanding at each balance sheet date presented. In addition, please provide an interim statement of stockholders' equity for the period from the latest fiscal year end to the most recent interim balance sheet date; alternatively, you may include this information in a note to the financial statements.

Exhibit 23.2

14. Please file a consent from your auditor with a conformed signature.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Attorney-Adviser, at (202) 551-3513, John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP
        Via Facsimile